As filed with the Securities and Exchange Commission on December 10, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Concho Resources Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.001 per share
(Title of Class of Securities)

20605P101
(CUSIP Number of Class of Securities of Underlying Common Stock)

David W. Copeland
Vice President and General Counsel
Concho Resources Inc.
550 West Texas Avenue, Suite 1300
Midland, Texas 79701
(432) 683-7443
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

W. Matthew Strock
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,249,371	$131

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 384,106 shares of common stock of Concho Resources Inc., representing all options eligible to be amended pursuant to this offer having an aggregate value of $4,249,371 will be amended. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of October 22, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose. This filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on November 29, 2007, as noted below.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $131.	Filing Party: Concho Resources Inc.
Form or Registration No.: 005-83399.	Date Filed: November 29, 2007.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     Third-party tender offer subject to Rule 14d-1.
☑     Issuer tender offer subject to Rule 13e-4.
☐     Going-private transaction subject to Rule 13e-3.
☐     Amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP NO. 20605P101
SCHEDULE TO
(Amendment No. 1)
     This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Schedule TO (the “Schedule TO”) and the Offer to Amend Eligible Outstanding Stock Options (the “Offering Memorandum”), filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2007, in connection with the offer (the “Offer”) by Concho Resources Inc, a Delaware corporation (“Concho Resources”), to amend certain stock options to purchase Concho Resources common stock held by the option holder to include new restrictions on the exercisability of those stock options in order to limit the adverse tax consequences that will apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended and the regulations and other interpretive guidance issued by the U.S. Internal Revenue Service thereunder, and to receive a cash payment in relation to the making of such amendment. Except as expressly amended and supplemented by this Amendment No. 1, all terms of the Offer and all disclosure in the Schedule TO and the Exhibits thereto remain unchanged.
ITEM 2. SUBJECT COMPANY INFORMATION.
     Item 2 of this Schedule TO is hereby amended and restated as follows:
(a) Name and Address. The name of the issuer is Concho Resources Inc., a Delaware corporation (“Concho Resources”), the address of its principal executive office is 550 West Texas Avenue, Suite 1300, Midland, Texas 79701 and the telephone number of its principal executive office is (432) 683-7443. The information set forth in the Offering Memorandum under Section 15, Information About Concho Resources Inc. is incorporated herein by reference.
(b) Securities. This Tender Offer Statement on Schedule TO relates to the Offering Memorandum by Concho Resources to amend, at the election of the applicable option holder, specified options to purchase Concho Resources common stock granted under the Concho Equity Holdings Corp. 2004 Stock Option Plan (the “CEHC Plan”) and subsequently assumed by Concho Resources under the Concho Resources Inc. 2006 Stock Incentive Plan that (a) were granted to employees of Concho Resources or its affiliates, (b) are held by current employees of Concho Resources or its affiliates as of the Expiration Time (as defined in the Offering Memorandum), and (c) are still outstanding on the date the Offer (as defined in the Offering Memorandum) expires (the “Eligible Options”). Option holders who elect to amend their Eligible Options will receive a confirmation of amendment to their existing stock option agreement with Concho Resources, pursuant to which such options will be amended to expire according to a new expiration schedule described below, but in any event prior to the existing expiration date of such Eligible Options, as well as cash consideration to compensate such option holders for their loss of flexibility regarding their exercise of Eligible Options resulting from such an amendment. The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Options approved for amendment by Eligible Option holders. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; The Concho Resources Inc. 2006 Stock Incentive Plan; The Amended Options; Expiration and Extension of the Offer, and Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.
(c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, is incorporated herein by reference.
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is hereby amended by adding Exhibit 99.(a)(1)(L) (Amendment No 1. to Offer to Amend Eligible Outstanding Stock Options) and Exhibit 99.(a)(1)(M) (E-mail Regarding Amendment No. 1 to Offer to Amend Eligible Outstanding Stock Options), and Exhibit 99(a)(1)(B) (E-mail Announcement of Offer) has been amended to delete the Circular 230 Notice located at the end of the e-mail message.
     In addition, Exhibit 99.(d)(1)(B) is hereby amended to delete the first sentence of Section 3(a). An amended and restated version of Exhibit 99.(d)(1)(B) (Form of Amendment to Stock Option Award Agreement) is filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 10, 2007

CONCHO RESOURCES INC.
By:	/s/ David W. Copeland
David W. Copeland
Vice President and General Counsel

INDEX OF EXHIBITS

Exhibit Number	Description

99.(a)(1)(A)*	Offer to Amend Eligible Outstanding Stock Options, dated November 29, 2007.

99.(a)(1)(B)*	E-mail Announcement of Offer.

99.(a)(1)(C)*	Election Form.

99.(a)(1)(D)*	Confirmation of Receipt of Election Form.

99.(a)(1)(E)*	Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)*	Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)*	Concho Resources Inc.’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2007, filed with the SEC on November 14, 2007, and incorporated herein by reference.

99.(a)(1)(H)*	Form of Addendum.

99.(a)(1)(I)*	Form of Reminder Notice.

99.(a)(1)(J)*	Form of Confirmation of Amendment.

99.(a)(1)(K)*	Form of Promise to Make Cash Payment.

99.(a)(1)(L)	Amendment No. 1 to Offer to Amend Eligible Outstanding Stock Options.

99.(a)(1)(M)	E-mail regarding Amendment No. 1 to Offer to Amend Eligible Outstanding Stock Options.

99.(a)(4)(A)*	Form S-8 Registration Statement under the Securities Act of 1933, filed with the SEC on August 30, 2007, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)(A)*	2006 Stock Incentive Plan, filed as Exhibit 10.13 to the Registration Statement on Form S-1, filed with the SEC on April 24, 2007, and incorporated herein by reference.

99.(d)(1)(B)	Form of Amendment to Stock Option Award Agreement.

99.(d)(1)(C)*	2004 Stock Option Plan.

99.(d)(1)(D)*	Form of Stock Option Award Agreement.

99.(g)	Not applicable.

*	Previously filed with Schedule TO filed with the Securities and Exchange Commission on November 29, 2007 and incorporated herein by reference.